22003588

SEC Mail Processing

MAR 01 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12
SEC FILE NUMBER
8-50200

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Principal Funds Distributor, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711 High Street
(No. and Street)

Des Moines	IA	50392-0200
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael J. Scholten	515-362-1453	Scholten.Michael@Principal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – If individual, state last, first, and middle name)

801 Grand Avenue, Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael J. Scholten, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Principal Funds Distributor, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

ANNA MARIE PINS
Commission Number 180209
My Commission Expires
July 12, 2022

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supplemental Schedules:
Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 14
Schedule II – Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 17
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3 18

EY
Building a better working world

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Principal Funds Distributor, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Principal Funds Distributor, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2006.

Des Moines, Iowa
February 25, 2022

Principal Funds Distributor, Inc.

Statement of Financial Condition

		December 31 2021
Assets		
Cash and cash equivalents	$	45,344,282
Receivables from:		
Affiliates		15,369,425
Others		212,282
Total receivables		15,581,707
Deferred sales commissions		5,663,347
Income tax receivable under tax allocation agreement		4,296,635
Deferred income tax asset, net		6,538,696
Furniture and leasehold improvements, net of accumulated depreciation of $1,780,344		343,448
Operating leases right-of-use asset		2,065,773
Other assets		522,479
Total assets	$	80,356,367
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	14,170,295
Payables to:		
Principal Life Insurance Company		16,031,779
Other affiliates		5,627,156
Operating leases liability		2,255,117
Total liabilities		38,084,347
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares		100,000
Additional paid-in capital		1,002,517,081
Accumulated deficit		(960,345,061)
Total stockholder's equity		42,272,020
Total liabilities and stockholder's equity	$	80,356,367

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Operations

		Year Ended December 31 2021
Revenues		
Distribution fees (12b-1 fees)	$	131,814,636
Underwriting fees		3,427,273
Contingent deferred sales charges		1,718,341
Other revenue		104,039
Total revenues		137,064,289
Expenses		
Distribution expenses (12b-1 fees)		127,577,417
Compensation and related expenses		55,224,311
Amortization of deferred sales commissions		9,637,126
General and administrative expenses		57,314,313
Total expenses		249,753,167
Loss before income tax benefit		(112,688,878)
Income tax benefit		28,766,726
Net loss	$	(83,922,152)

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2021	$ 100,000	$ 917,093,829	$ (876,198,477)	$ 40,995,352
Net loss	–	–	(83,922,152)	(83,922,152)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	2,423,252	(224,432)	2,198,820
Capital contributions from Principal Global Investors Holding Company (US) LLC	–	83,000,000	–	83,000,000
Balance at December 31, 2021	$ 100,000	$ 1,002,517,081	$ (960,345,061)	$ 42,272,020

See accompanying notes.

Principal Funds Distributor, Inc.

Statement of Cash Flows

		Year Ended December 31 2021
Operating activities		
Net loss	$	(83,922,152)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions		9,637,126
Allocation of stock-based compensation		2,423,252
Equity distribution in the form of common stock to employees		(224,432)
Deferred income taxes, net		(84,881)
Depreciation		185,344
Sales commissions deferred		(10,415,995)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement		(582,828)
Receivables from affiliates		(1,789,463)
Other receivables		(67,545)
Other assets		295,522
Accounts payable and accrued expenses		343,725
Operating leases		177,692
Payable to Principal Life Insurance Company		(928,337)
Payable to other affiliates		1,127,077
Net cash used in operating activities		(83,825,895)
Financing activities		
Capital contributions from PGI HC (US)		83,000,000
Net cash provided by financing activities		83,000,000
Net decrease in cash and cash equivalents		(825,895)
Cash and cash equivalents at beginning of year		46,170,177
Cash and cash equivalents at end of year	$	45,344,282

Principal Funds Distributor, Inc.

Notes to Financial Statements

December 31, 2021

1. Organization and Nature of Business

Principal Funds Distributor, Inc. ("the Company") is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the State of Washington and is a wholly owned subsidiary of Principal Global Investors Holding Company US LLC ("PGIHC US"). PGIHC US is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), which is a wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"). The Company serves as the principal contracted distributor of the Principal Mutual Funds ("the Funds"). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's cash equivalents include demand deposits, and short-term pooled funds. The Company holds its cash in bank accounts with balances in excess of the Federal Deposit Insurance Corporation deposit insurance limits. The Company has an arrangement whereby its short-term funds are pooled with the funds of other affiliates and invested by PFSI, an affiliate. The Company has access to these funds at any time and is credited with interest based on the 30-day LIBOR index.

Revenue Recognition

The majority of the Company's revenues are derived from distribution services provided to the Principal Funds, where each service is a distinct performance obligation, or a series of distinct obligations in that the services are substantially the same and have the same pattern of transfer to the customer. Distribution (12b-1) fees received are largely based upon contractual rates applied to the market value of the clients portfolio, and are considered variable compensation as they can fluctuate based on market value and other constraints. These fees are accrued each month based on the fee terms within the applicable agreement and are settled monthly. Underwriting fees and Contingent Deferred Sales Charges are earned at a point in time as they are based on a single sale, which satisfies the service obligation. The fee rates and conditions are described within the applicable agreements, and are booked as revenues are earned. The revenues related to contracts with customers are presented separately within the Statement of Operations.

2. Summary of Significant Accounting Policies (continued)

Additionally, the Company enters into selling agreements with financial intermediaries to distribute shares of the Principal Funds, and pays to the selling broker-dealers a portion of the fees the Company receives, such fees are booked as expense in the month they are owed. Certain costs paid to the selling broker-dealers to obtain the contract are capitalized and amortized on a straight-line basis over the time period the cost is expected to be recovered, these deferred costs consist primarily of commissions. Commission costs related to sales of Class C and certain Class A mutual funds shares are capitalized and amortized over each Class's contingent deferred sales charge (CDSC) period as stated in the funds' prospectus. The deferred sales commissions for Class C and Class A are amortized over the time period the cost is expected to be recovered using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a sales load, typically for Class A share purchases that exceed a specified investment level. The costs paid to selling broker-dealers are presented separately within the Statement of Operations.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws.

The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Allowance for Credit Loss

The Company estimates lifetime expected credit losses considering available relevant information about historical events, current conditions and reasonable and supportable forecasts.

The Company's evaluation included but was not limited to evaluating receivable balances within scope of the guidance carried at book value for credit losses using judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. Based on the Company's evaluation of both historical experience and evaluating future scenarios, the Company determined the likelihood of credit related losses are extremely remote for the current year. As such, based on this scenario and the immaterial nature of receivables, the Company did not record an allowance.

Simplifying the Accounting for Income Taxes

The authoritative guidance, that became effective January 1, 2021, and adopted by the Company, simplifies the accounting for income taxes by removing certain exceptions, including exceptions related to the incremental approach for intraperiod tax allocation, calculating income taxes in an interim period and the

2. Summary of Significant Accounting Policies (continued)

recognition of deferred tax liabilities for outside basis differences. Also, the guidance clarifies the accounting for franchise taxes, transactions that result in a step-up in the tax basis of goodwill and enacted changes in tax laws or rates. It specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements, although an entity may elect to do so. The Company applied varying transition methods defined by amendment. This guidance did not have a material impact on our financial statements.

Furniture and Leasehold Improvements

Furniture and leasehold improvements are recorded at cost, less allowance for accumulated depreciation. Depreciation of furniture is computed using the straight-line method over the estimated useful lives of the assets, which is 10 years. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Furniture	$ 1,074,129
Leasehold Improvements	1,049,662
Total	2,123,791
Accumulated depreciation and amortization	(1,780,344)
	$ 343,448

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Related-Party Transactions

As set forth in the Statements of Operations, the Company receives distribution (Rule 12b-1) fees from distribution services provided to mutual funds. The majority of the revenue recorded by the Company is for services provided to the Principal Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $11,647,816 at December 31, 2021. In addition, the Company pays to selling broker-dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses. The Company is affiliated with Principal Securities, Inc. ("PSI") through common ownership and management. Distribution expenses paid to PSI for the sale of shares of mutual funds totaled $67,962,368 for the year ended December 31, 2021.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company ("PLIC"). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries,

3. Related-Party Transactions (continued)

including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the year ended December 31, 2021 were $147,945,794.

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $2,423,252 to the Company for the year ended December 31, 2021. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

The Company receives capital infusions from its parent company to ensure compliance with regulatory capital requirements. Capital infusions totaled $83,000,000 for the year ended December 31, 2021.

4. Leases

The Company has adopted the authoritative guidance requiring lessee recognition of lease assets and lease liabilities on the balance sheet. Leases with an initial term of twelve months or less are not recorded on the consolidated statement of financial condition. The Company recognizes lease expense for leases on a straight-line basis over the lease term.

As of December 31, 2021, the lease assets and liabilities were as follows:

Assets		
Operating lease assets (1)		2,065,773
Total lease assets	$	2,065,773
Liabilities		
Operating lease liabilities (2)		2,255,117
Total lease liabilities	$	2,255,117

(1) Operating lease assets are reported separately within the asset section of the consolidated statements of financial condition.
(2) Operating lease liabilities are reported separately within the liabilities section of the consolidated statements of financial condition.

As of December 31, 2021, the lease cost was as follows:

Operating lease costs (1)		445,537
Other lease costs (2)		553
Total lease costs	$	446,090

(1) Operating lease costs are included in operating expenses within the consolidated statements of operations.
(2) Other lease costs primarily reflect variable lease costs which are included in operating expenses within the consolidated statement of operations.

4. Leases (continued)

As of December 31, 2021, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2022	467,084
2023	476,321
2024	485,558
2025	494,795
2026	376,870
Total lease payments	2,300,629
Less: interest	45,512
Present value of lease liabilities	$ 2,255,117

Rent expense for 2021 totaled $541,153.

The weighted-average remaining lease terms and weighted-average discount rates were as follows:

Weighted-average remaining lease term (in years):	
Operating leases	4.83
Weighted-average discount rate:	
Operating leases	0.85%

5. Income Taxes

The Company's taxable income or loss is generally included in the consolidated income tax return filed by PFG, the Company's ultimate parent. If instead of preparing its financial statements as a tax division of PFG, the Company were to follow a separate taxpayer approach, the financial statements may be impacted with the most significant impact being the Company may not be able to realize the full benefit of its state NOL.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company received tax reimbursements from PFG of $28,079,112 during 2021. The Company's tax receivable balance is due from PFG.

5. Income Taxes (continued)

Our income tax expense was as follows for the year ended December 31, 2021:

Current income taxes (benefits):	
U.S. federal	$ (21,601,550)
State	(7,080,295)
Total current income taxes (benefits)	(28,681,845)
Deferred income taxes (benefits):	
U.S. federal	(265,477)
State	180,596
Deferred income taxes (benefits)	(84,881)
Total income taxes (benefits)	$ (28,766,726)

Effective Income Tax Rate

The Company's provision for income taxes may not have the customary relationship of taxes to income. A reconciliation between the U.S. corporate income tax rate and the effective income tax rate is as follows for the year ended December 31, 2021:

U.S. corporate income tax rate	21.0%
State tax	4.8
Employee benefits and related items	(0.1)
Nondeductible meals and entertainment	(0.2)
Effective income tax rate	25.5%

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2021 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2021. We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

5. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Our significant components of net deferred income taxes were as follows:

Deferred income tax assets:		
State net operating loss	$	5,377,186
Stock compensation		664,767
Deferred compensation		1,405,103
Other deferred income tax assets		136,667
Total deferred income tax assets		7,583,723
Deferred income tax liabilities:		
Deferred sales commissions		(902,286)
Prepaid expenses		(142,741)
Total deferred income tax liabilities		(1,045,027)
Total net deferred income tax assets	$	6,538,696

In management's judgment, total deferred income tax assets are more likely than not to be realized.

Other Tax Information

The IRS is currently auditing our U.S. federal income tax returns for tax years 2015-2018. The U.S. federal statute of limitations expired for years prior to 2009, except for pending audit issues. The extended statute expired on June 30, 2021, for 2009 through 2012 although effectively settled, and the original statute has expired for both 2013 and 2014. Tax years 2015 and forward remain open through statute extensions or the normal statute of limitations. The ultimate settlement of earlier tax years can be adjusted into subsequent tax years regardless of statute status. We do not expect the results of these audits, subsequent related adjustments or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

6. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission (SEC), FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance

6. Contingencies (continued)

with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

7. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2021, the Company had net capital of $15,464,007, which was $15,214,007 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3 as the Company relies on Footnote 74 of the SEC Release No. 34-70073.

Supplemental Information

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2021

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$42,272,020
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		42,272,020
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		42,272,020
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$26,808,014	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(26,808,014)
7. Other additions and/or allowable credits		–
8. Net Capital before haircuts on securities positions		$15,464,007
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	–
10. Net Capital		$15,464,007

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2021

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	15,214,007
26.	Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	15,214,007

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Schedule I – Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2021

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing submitted to FINRA as of December 31, 2021.

Principal Funds Distributor, Inc.

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

Exemptive Provision

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 for the determination of reserve requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).

Principal Funds Distributor, Inc.

Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 as it relates to the possession and control requirements.

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers. The Company does not carry accounts of or for customers; nor does the Company carry PAB accounts (as defined in Rule 15c3-3).

EY
Building a better working world

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Principal Funds Distributor, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2021. Management of Principal Funds Distributor, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.
   a. **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.
   a. **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.
   a. **No findings were found as a result of applying the procedure.**

EY

Building a better working world

We were engaged by the company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 25, 2022

EY
Building a better working world

Ernst & Young LLP
Suite 3100
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Principal Funds Distributor, Inc.

We have reviewed management's statements, included in the accompanying Principal Funds Distributor, Inc. Exemption Report, in which Principal Funds Distributor, Inc. (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company throughout the most recent fiscal year ended December 31, 2021, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2021, without exception.

Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Des Moines, Iowa
February 25, 2022

Principal

Principal Funds Distributor, Inc. Exemption Report

Principal Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Principal Funds Distributor, Inc.

I, Michael Scholten, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: Chief Financial Officer Principal Funds Distributor, Inc.

February 25, 2022